EXHIBIT 5.1

Vincent & Rees, L.C.
175 South Main Street, 15th Floor
Salt Lake City, Utah 84111

August 10, 2012

To:	Board of Directors Cimarron Software, Inc.

Re:	Registration Statement of Form S-1 (the “Registration Statement”)

Gentlemen:

We have acted as your counsel in connection with the registration of 375,715 shares of common stock of Cimarron Software, Inc. held by selling security holders, no par value (the “Company Shares”) on the terms and conditions set forth in the Registration Statement.

In that connection, we have examined original copies, certified or otherwise identified to our satisfaction, of such documents and corporate records, and have examined such laws or regulations, as we have deemed necessary or appropriate for the purposes of the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1.	The company is a corporation duly organized and validly existing under the laws of the State of Utah.

2.
The registration of the Company Shares to be sold pursuant to the terms of the Registration Statement as filed with the U. S. Securities and Exchange Commission have been duly authorized and are validly issued, fully paid and non-assessable.

We hereby consent to be named in the Prospectus forming Part I of the aforesaid Registration Statement under the caption, “Legal Proceedings” and the filing of this opinion as an Exhibit to said Registration Statement.

Sincerely,

/s/ Vincent & Rees, L.C.
Vincent & Rees, L.C.